SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549
                            FORM N-8A

    NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
               OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:      Stein Roe Floating Rate Income Trust

Address of Principal Business Office (No. & Street, City, State,
Zip Code):
            One South Wacker Drive, Chicago, Illinois 60606

Telephone Number (including area code):   (800) 322-0593

Name and address of agent for service of process: Heidi J. Walter, Esq., Stein Roe & Farnham Incorporated, One South Wacker Drive, Chicago, Illinois 60606 with copies to Stacy H. Winick, Bell, Boyd & Lloyd, Three First National Plaza, Suite 3300, Chicago, Illinois 60602

Check Appropriate Box:

   Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently
with the filing of Form N-8A:      [x]  Yes   [ ]  No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in Chicago, Illinois on August 17, 1998.

                            STEIN ROE FLOATING RATE INCOME TRUST


                            By:  WILLIAM H. BELDEN III
                                 William H. Belden III, Trustee
Attest: HEIDI J. WALTER
        Heidi J. Walter, Secretary